EXECUTIVE EMPLOYMENT AGREEMENT
        THIS EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement”) by and among Molson Coors Brewing Company, a Delaware corporation (the “Company”), and Mark R. Hunter (the “Executive”), is dated as of November 13, 2014.
W I T N E S S E T H:
        WHEREAS, the Executive and Coors Brewers Limited (now, Molson Coors Brewing Company (UK) Limited) (“MCBC UK”) entered into that certain Services Agreement on March 20, 2002, (as subsequently amended, the “Services Agreement”);
        WHEREAS, the Executive and MCBC UK agreed, pursuant to a Secondment Letter dated September 24, 2013 (as amended, the “Secondment Agreement”) to second the Executive to Molson Coors Europe s.r.o. (“MCE”) as MCE’s Chief Executive Officer and President;
        WHEREAS, the Company and the Executive agreed, pursuant to an Offer Letter dated July 24, 2014 (the “Offer Letter”), that the Executive will serve as the Company’s Chief Executive Officer and President as of January 1, 2015 (the “Effective Date”);
        WHEREAS, as of the Effective Date, the Company and the Executive desire to terminate the Services Agreement, the Secondment Agreement and the Offer Letter; and
        WHEREAS, as of the date hereof, the Company and the Executive desire to enter into this Agreement to set forth the terms of the Executive’s service to the Company as its Chief Executive Officer and President, which shall commence on the Effective Date.
        NOW, THEREFORE, in consideration of the foregoing, the mutual promises contained herein, including the Exhibits attached hereto, and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Executive and the Company agree as follows:
        1.     Effective Date; Employment Period.    As of the Effective Date, (a) the Services Agreement, the Secondment Agreement and the Offer Letter shall be terminated, and (b) subject to the terms of this Agreement, the Executive will become an at-will employee of the Company, which means the employment relationship may be terminated by either the Executive or the Company or modified by the Company for any reason, at any time, with or without cause and with or without prior notice and subject to the Executive’s existing rights and benefits under the Company’s Change in Control Protection Program (including the Participation Agreements and documents entered into in connection therewith), Severance Pay Plan and this Agreement.
        2.     Terms of Employment.
        (a)   Position and Duties.
        (i)    Following the Effective Date and during the time thereafter that the Executive is employed by the Company (the “Employment Period”), the Executive shall be employed as the Chief Executive Officer and President of the Company and shall have such duties, responsibilities, power and authority as contemplated by the Third Amended and Restated Bylaws of the Company (the “Bylaws”), and shall have such other duties and responsibilities as may be assigned to him by the Board of Directors commensurate with his position as Chief Executive Officer and President of the Company. The Executive shall report to the Company’s Board of Directors.
        (ii)   During the Employment Period, the Executive shall serve as a member of the Company’s Board of Directors subject to re-nomination or re-election in accordance with the provisions of the Company’s Restated Certificate of Incorporation and Bylaws, each as in effect and as amended from time to time. The Executive acknowledges that for so long as the Executive is employed under this Agreement, he shall not be entitled to any additional compensation for his service as a member of the Company’s Board of Directors.
        (iii)  During the Employment Period, the Executive agrees to devote reasonable attention and time during normal business hours to the business and affairs of the Company (including service as a director of MillerCoors, LLC) and to discharge the responsibilities assigned to the Executive hereunder.
        (b)   Compensation.
        (i)    Base Salary.   The Executive shall receive an annual base salary (“Annual Base Salary”), which shall be paid in accordance with the Company’s payroll policies for United States (“U.S.”) based senior executive officers and which will be subject to annual review and possible adjustment by the Company’s Board of Directors. The term Annual Base Salary as utilized in this Agreement shall refer to the Annual Base Salary as in effect from time to time, and shall be $1,000,000 USD for 2015.
        (ii)   Annual Bonus.   In addition to Annual Base Salary, the Executive shall be entitled to participate during the Employment Period, in the Company’s annual bonus plan (the “Annual Bonus”) applicable generally to senior executive officers of the Company and its subsidiaries, with a target Annual Bonus for 2015 of 135% of the Executive’s Annual Base Salary, subject to the terms and conditions of the annual bonus plan and the discretion of the Company’s Board of Directors. Any Annual Bonus is not earned by the Executive until it is paid by the Company. Beyond 2015, the target Annual Bonus will be subject to annual review and possible adjustment by the Company’s Board of Directors. Each Annual Bonus shall be paid no later than the date when annual bonuses are paid to other U.S. based senior executive officers.
        (iii)  Employee Benefits and Perquisites.   During the Employment Period, the Executive shall be entitled to participate, subject to and in accordance with applicable eligibility requirements, in all employee benefit, deferred compensation and perquisites plans and programs made available generally to senior executive officers of the Company or its subsidiaries at a level commensurate with his position and location, including continued participation in the Company’s Change in Control Protection Program and Severance Pay Plan; provided, however that the Executive shall not participate in the Company’s 401(k) plan during any such period in which the Company is accruing the notional investments described in Section 2(b)(viii) hereof. The Company reserves the right to add, terminate or amend any existing benefit and perquisite plans, policies, programs or arrangements.
        (iv)  Long Term Incentive Awards.   During each year of the Employment Period, the Executive shall be eligible to receive cash and/or equity awards under the Company’s Incentive Compensation Plan or any successor plan commensurate with his position and consistent with such awards granted to senior executives of the Company or its subsidiaries. The Executive’s long term incentive plan target for 2015 will be $3,500,000 USD, anticipated to be split among performance share units (“PSU”), restricted stock units (“RSU”) and stock options (which target and split will be subject to annual review and adjustment by the Company’s Board of Directors), subject to the provisions of the PSU, RSU and stock option award documents, as applicable, and in the case of stock options, valued in accordance with the Company’s practices for valuing stock options for U.S. based senior executive officers.

        (v)   Expenses.   During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive in accordance with the Company’s standard expense reimbursement policy.
        (vi)  Relocation Expenses.   The Company will provide the following relocation assistance to the Executive in connection with his relocation to the U.S.: (A) two pre-transfer home finding trips of up to seven (7) days each for the Executive and the Executive’s spouse, (B) assistance with and reimbursement for any fees associated with obtaining required passports and/or visas, (C) payment for travel to the U.S. for the Executive and the Executive’s spouse and for the shipment of the Executive’s household goods to the U.S., (D) temporary lodging and living expenses, as well as payment for the expense of the temporary of storage of the Executive’s household goods (for this subsection D, in each case, as needed, for up to sixty (60) days from the date such expenses are initially incurred), (E) certain other miscellaneous relocation benefits as per Company policy and (F) destination services in the U.S., such as assistance with obtaining a U.S. driver’s license.
        (vii) Tax Preparation.   During the first two years of the Employment Period, the Company will provide the Executive with personal tax preparation services through the Company’s external tax provider. For avoidance of doubt, this includes the 2015 and 2016 US tax years and 2015/2016 and 2016/2017 UK tax years. Additional tax preparation services beyond this time will be reviewed based on the complexity of the Executive’s then tax situation.
        (viii) EFRBS Accruals.   For a period of up to the lesser of five years or separation of the Executive for any reason, the Company shall make notional investments of £103,410 annually (or equivalent USD if required to a U.S. based similar plan), with respect to the Executive’s participation in the Company’s employer-financed retirements benefits scheme (EFRBS) in the United Kingdom, as contemplated by the previous correspondence provided to the Executive dated February 10, 2011 and supplemented on September 19, 2013. If notional investments to the EFRBS are not permissible or the parties otherwise agree, then USD investments equivalent to £103,410 will be made to a U.S. plan with similar terms and conditions to the EFRBS. Further, the investment to the U.S. plan, if necessary, will be adjusted to reflect changes in the £ to USD exchange rate at the time of investment as compared to the rate at January 1, 2015.
Should Executive separate termination during the calendar year, a pro-rata investment will be made in the year of separation based on the number of calendar days worked.
        (ix) Severance.   If the Company involuntarily terminates the Executive’s employment (other than for “Cause,” as such term is defined in the Incentive Compensation Plan), and if, on the date of such termination the Company (A) does not have a Severance Pay Plan in existence, the Company will pay the Executive a lump sum cash payment in an amount equal to the Executive’s current Annual Base Salary through twelve (12) months from the date of termination, or (B) does have a Severance Pay Plan in existence, the Company will pay a lump sum cash payment in an amount equal to the Executive’s current Annual Base Salary under the Severance Pay Plan through the later of (i) twelve (12) months from the date of termination, or (ii) until such time as is provided under the Severance Pay Plan, irrespective of any cap in the number of months that severance otherwise would be payable under the Severance Pay Plan.
        (x) Severance - Insured Benefits.     If the Company involuntarily terminates the Executive (other than for “Cause,” as such term is defined in the Change in Control

Protection Program), regardless of whether the Company’s Severance Pay Plan, if any, then in effect provides for the continuation of insured benefits (at the Company’s expense) under the Company’s insurance plans (the “Covered Benefits”) (such Covered Benefits expressly excluding short term and long-term disability coverage), or if the Company does not have a Severance Pay Plan then in existence, such Covered Benefits will be continued through the end of the “Severance Period” under the Severance Pay Plan, if any, then in effect, or twelve (12) months from the Date of Termination, if there is no Company Severance Pay Plan at the date of the Executive’s termination.
         (c)  Clawback Policy.     Unless otherwise provided at the time of grant or otherwise prohibited by applicable law, all compensation contemplated under this Agreement and all cash and/or equity awards under the Company’s Incentive Compensation Plan or any successor plan shall be subject to the Company’s recoupment policy for incentive compensation as approved by the Compensation Committee of the Board of Directors (the “Committee”), including any subsequent amendment thereto and any such other policy for “clawback” of incentive or other compensation as may be approved from time to time by the Board of Directors or the Committee, including without limitation, any amendments or other policies which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.
         (d)  Condition Precedent to Receipt of Payments or Benefits. The Executive will not be eligible to receive any payments or benefits under Sections 2(b)(ix) or 2(b)(x) above unless (i) the Executive timely executes and returns a general release of all claims arising out of his employment with, and termination of employment from, the Company in substantially the form attached hereto as Exhibit A (adjusted as necessary to conform to then existing legal requirements) (the “General Release”), and (ii) the revocation period specified in such General Release expires no later than sixty (60) days after the date on which the Executive’s employment terminates (or prior to the end of such shorter period specified in such General Release) and without the Executive exercising his right of revocation as set forth in the General Release. The payments and benefits under this Agreement that are conditioned upon such General Release being in effect will be paid on the Company’s next regular U.S. payroll date following the effective date of the General Release or if the number of days for execution of the General Release and any revocation period thereunder spans two calendar years, the Company’s next regular U.S. payroll date following the later of the effective date of the General Release or the first business day of the second calendar year.
        3.     Nonexclusivity of Rights.     Except as described in Section 2(b)(iii) with regard to the Company’s 401(k) plan, nothing in this Agreement shall prevent or limit the Executive’s continuing or future participation in any plan, program, policy or practice provided by the Company or any of its affiliated companies and for which the Executive may qualify, nor, subject to Section 1 of this Agreement, shall anything herein limit or otherwise affect such rights as the Executive may have under any contract or agreement with the Company or any of its affiliated companies. The time and form of payment of amounts which are vested benefits or which the Executive is otherwise entitled to receive under any plan, policy, practice, or program of or any contract or agreement with the Company or any of its affiliated companies at or subsequent to the Date of Termination shall not be deferred or accelerated by this Agreement. For the avoidance of doubt, this Agreement shall not eliminate or alter any vested bonus or other compensation payable to the Executive under the Services Agreement or the Secondment Agreement or otherwise for services rendered through December 31, 2014, irrespective of whether any such amounts may be payable under such agreements after the Effective Date.

        4.     Full Settlement.    The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against the Executive or others, other than as provided in Section 2(c). In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not the Executive obtains other employment.
        5.     Taxes.
        (a)   Withholding Taxes.    The Company shall be entitled to withhold from any and all payments made to the Executive all federal, state, local and/or other taxes or imposts which the Company determines are required to be so withheld from such payments or by reason of any other payments made to or on behalf of the Executive for his benefit hereunder.
        (b)    Section 409A Compliance.
        (i)    This Agreement is intended to comply with, or otherwise be exempt from, Code Section 409A. The Company shall undertake to administer, interpret, and construe this Agreement in a manner that does not result in the imposition to the Executive of additional taxes or interest under Code Section 409A.
        (ii)   The preceding provision, however, shall not be construed as a guarantee by the Company of any particular tax effect to the Executive under this Agreement. The Company shall not be liable to the Executive for any payment made under this Agreement that is determined to result in an additional tax, penalty, or interest under Code Section 409A, nor for reporting in good faith any payment made under this Agreement as an amount includible in gross income under Code Section 409A. Nothing herein shall require the Company to provide the Executive with any gross-up for any tax, interest or penalty incurred by the Executive under Section 409A.
        (iii)  Any payment required to be made under this Agreement by the later of the Company’s next regular U.S. payroll date or the first business day of the second calendar year following the termination of the Executive’s employment, shall be deemed timely made if it is made within the time period permitted under Treasury Regulation Section 1.409A-3(d).
        (iv)  With respect to any reimbursement of expenses (including taxes) of the Executive or the provision of in-kind benefits, as specified under this Agreement, such reimbursement of expenses and provision of in-kind benefits shall be subject to the following conditions: (A) the expenses eligible for reimbursement, or in-kind benefits to be provided, in one taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year; (B) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (C) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.
        (v)  If a payment obligation under this Agreement arises on account of the Executive’s separation from service while the Executive is a “specified employee” (as defined under Section 409A of the Code and determined in good faith by the Compensation Committee of the Company), any payment of “deferred compensation” (as defined under Treasury Regulation Section 1.409A-1(b)(1), after giving effect to the exemptions in Treasury Regulation Sections 1.409A-1(b)(3) through (b)(12)) that is scheduled to be paid within six (6) months after such separation from service shall be accumulated without interest and shall be paid within fifteen (15) days after the end of the six-month period beginning on the date of such separation from service or, if earlier, within fifteen (15) days after the appointment of the personal representative or executor of the Executive’s estate following his death.
        (vi)  Each payment made under this Agreement shall be treated as a separate and distinct payment and the full right to a series of installment payments under this Agreement shall be treated as a right to a series of separate and distinct payments.
        6.     Confidential Information; Confidentiality and Noncompete Agreement.
        (a)   The Executive shall hold in a fiduciary capacity for the benefit of the Company all material proprietary information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which was obtained by the Executive during the Executive’s employment by the Company or any of its affiliated companies and which is not or does not become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive’s employment with the Company, the Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. To the extent there is any conflict between the provisions of this Section 6 and the Confidentiality and Noncompete Agreement (as described in Section 6(b) below), the provisions of the Confidentiality and Noncompete Agreement will control.
        (b)   The Executive shall enter into the Confidentiality and Noncompete Agreement with the Company, substantially in the form attached hereto as Exhibit B.
        7.     Arbitration of Disputes.    Any dispute or controversy arising under or in connection with this Agreement, except any action seeking injunctive relief to enforce the Confidentiality and Noncompete Agreement, shall be settled exclusively by arbitration in Denver, Colorado in accordance with the rules for the resolution of employment disputes of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court of competent jurisdiction. The arbitrator shall have the discretion to award costs (including the arbitrator’s fee and fees and disbursements of counsel) to the prevailing party as part of his or her award.
        8.   Successors.
        (a)   This Agreement is personal to the Executive and without the prior written consent of the Company shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive’s heirs and legal representatives.
        (b)   This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns, and the Executive consents to the Company’s assignment of this Agreement.
        9.   Effect on Other Agreements; Inconsistency.
        (a)   Except as otherwise specified herein, this Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes the preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related in any manner to the subject matter hereof. This Agreement may be executed in two or more counterparts, each of which will be deemed an original.

        (b)   Except as otherwise specified herein, in the event of any conflict between the terms of this Agreement and the terms of any plan, program or policy of the Company, the terms that are the most beneficial to the Executive shall control.
        10.   Miscellaneous.
        (a)   This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.
        (b)   All notices and any other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:
If to the Executive:
At the current home address as listed in the Company’s records and as may be updated from time to time by the Executive.
If to the Company:
Molson Coors Brewing Company
1225 17th Street Suite 3200
Denver, CO 80202
Attention: Corporate Secretary
or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.
        (c)   The invalidity or unenforceability of any provision of this Agreement as determined by any court or other authority of competent jurisdiction shall not affect the validity or enforceability of any other provision of this Agreement.
        (d)   Except as provided herein, the Executive’s or the Company’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.
        (e)   The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.
Signature Page(s) Follows

        IN WITNESS WHEREOF, the Executive has hereunto set the Executive’s hand and, pursuant to the authorization from its Board of Directors, the Company has caused this Agreement to be executed in its name and on its behalf, all as of the date first above written.
Molson Coors Brewing Company

By: /s/ Samuel D. Walker

Name: Samuel D. Walker

Title: Chief People and Legal Officer and Secretary

EXECUTIVE:

/s/ Mark R. Hunter
Mark R. Hunter

EXHIBIT A TO EMPLOYMENT AGREEMENT
FORM OF RELEASE
GENERAL RELEASE
        1.     For valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged, the undersigned (the “Executive”), for himself, his spouse, heirs, administrators, children, representatives, executors, successors, assigns and all other persons claiming through the Executive, if any (collectively, “Releasers”), knowingly and voluntarily releases and forever discharges Molson Coors Brewing Company, its affiliates, subsidiaries, divisions, successors and assigns and the current, future and former employees, officers, directors, trustees and agents thereof (collectively referred to throughout this General Release as the “Company”) from any and all claims, causes of action, demands, fees and liabilities of any kind whatsoever, whether known or unknown, against the Company, which the Executive has, has ever had or may have as of the date of execution of this General Release, including, but not limited to, any alleged violation of:

•	The National Labor Relations Act, as amended;

•	Title VII of the Civil Rights Act of 1964, as amended;

•	The Civil Rights Act of 1991;

•	Sections 1981 through 1988 of Title 42 of the United States Code, as amended;

•	The Employee Retirement Income Security Act of 1974, as amended;

•	The Immigration Reform and Control Act, as amended;

•	The Americans with Disabilities Act of 1990, as amended;

•	The Age Discrimination in Employment Act of 1967, as amended (the “ADEA”);

•	The Older Workers Benefit Protection Act of 1990;

•	The Worker Adjustment and Retraining Notification Act, as amended;

•	The Occupational Safety and Health Act, as amended;

•	The Family and Medical Leave Act of 1993;

•	Any other federal, state or local civil or human rights law or any other local, state or federal law, regulation or ordinance; or

•	Any public policy, contract, tort, or common law.
        Notwithstanding anything herein to the contrary, this General Release shall not apply to: (i) the Executive’s rights of indemnification and directors and officers liability insurance coverage to which he was entitled immediately prior to [DATE] with regard to his service as an officer or director of the Company; (ii) the Executive’s rights under any tax-qualified pension or claims for accrued vested benefits under any other employee benefit plan, policy or arrangement maintained by the Company or under COBRA; or (iii) the Executive’s rights as a stockholder. Excluded from this General Release are any claims which cannot be waived by law.

        2.     The Executive acknowledges and recites that:

(a)
The Executive has been advised and directed orally and in writing (and this subparagraph (c) constitutes such written direction) to seek legal counsel and any other advice he wishes with respect to the terms of this General Release before executing it;

(b)
The Executive has sought such counsel, or freely and voluntarily waives the right to consult with counsel, and Executive has had an opportunity, if he so desires, to discuss with counsel the terms of this General Release and their meaning;

(c)	The Executive has read and understands this General Release in its entirety, including the waiver of rights under the ADEA;

(d)	The Executive has been offered [twenty-one (21)] [forty-five (45)] calendar days after receipt of this General Release to consider its terms before executing it.

(e)	The Executive enters into this General Release knowingly and voluntarily, without duress or reservation of any kind, and after having given the matter full and careful consideration; and

(f)	Executive has executed this General Release knowingly and voluntarily.
        3.     This General Release shall be governed by the internal laws (and not the choice of law principles) of the State of Colorado, except for the application of pre-emptive federal law.
        4.     The Executive shall have seven (7) days from the date hereof to revoke this General Release by providing written notice of the revocation to the Company’s Chief People and Legal Officer, in which event this General Release shall be unenforceable and null and void.
5.    This General Release may be executed in two or more counterparts, each of which will be deemed an original.
[Signature Page(s) Follows]

        IN WITNESS WHEREOF, the undersigned Parties have executed this General Release as of ____________.

COMPANY:

Molson Coors Brewing Company, for itself
and its subsidiaries

By:

By:
Name:

Its:

EXECUTIVE:

Mark R. Hunter

CONFIDENTIALITY AND NONCOMPETE AGREEMENT
        This Confidentiality and Noncompete Agreement (this “Agreement”), dated November 13, 2014 is between Molson Coors Brewing Company (the “Company”) and Mark R. Hunter (the “Executive,” and, collectively the “Parties”).
        The Executive desires to be employed by MCBC (as defined below) as an officer of the Company and/or one of its subsidiaries (collectively “MCBC”). In this role, the Executive will be a manager and executive for MCBC, will have access to Confidential Information (as defined below).
        Pursuant to Section 6 of the Employment Agreement between the Company and Executive, of even date herewith (the “Employment Agreement”) entry into this Agreement is a condition of continued employment.
        NOW THEREFORE, in consideration of Executive’s employment or continued employment with MCBC as an executive, the Parties agree as follows:
        1.     Covenants Not to Compete or Interfere.
        a.     During the term of the Executive’s employment under the Employment Agreement and for a period of thirty-six (36) months thereafter, and regardless of the reason for the Executive’s termination, the Executive shall not, within the United States, Canada, the United Kingdom, or any jurisdiction in Europe, Central or South America, or Asia where MCBC or its affiliates then engage in any business, or directly or indirectly own, manage, operate, control, be employed by, serve as a consultant to or otherwise participate in any business that has services or products competitive with those of MCBC, or develop products or services competitive with those of MCBC or its affiliates.
        b.     The Executive acknowledges that MCBC conducts its business on a national and international level and has customers throughout the United States, Canada, the United Kingdom Europe, Central and South American and Asia, and that the geographic restriction on competition is therefore fair and reasonable.
        c.     During the term of the Executive’s employment under the Employment Agreement and for a period of thirty-six (36) months thereafter, and regardless of the reason for the Executive’s termination, the Executive shall not, with respect to any individual who is or at any time during the preceding three (3) months was an executive or management employee of MCBC, directly or indirectly engage in any of the following: (i) cause or attempt to cause any employee of MCBC to leave the employ of MCBC, or (ii) actively recruit any employee of MCBC to work for any organization of, or in which the Executive is an officer, director, employee, consultant, independent contractor or owner of an equity interest; or (iii) solicit, divert or take away, or attempt to take away, the business or patronage of any client, customer or account, or prospective client, customer or account, of MCBC which were contacted, solicited or served by the Executive while employed by MCBC.
        d.     The Executive acknowledges this is a contract for the protection of trade secrets and/or that the Executive will be considered executive and management personnel under the following sections of Colorado Revised Statute § 8-2-113(2):
“Any covenant not to compete which restricts the right of any person to receive compensation for performance of skilled or unskilled labor for any employer shall be void, but this subsection (2) shall not apply to:
[ . . .]
        (b)   Any contract for the protection of trade secrets;

[ . . .]
        (d)   Executive and management personnel and officers and employees who constitute professional staff to executive and management personnel.”
        2.     Confidential Information.
        a.     For purposes of this Agreement, “Confidential Information” includes any and all information and trade secrets, whether written or otherwise, relating to MCBC or its affiliates’ business, property, products, services, operations, sales, prospects, research, customers, business relationships, business plans and finances.
        b.     The Executive acknowledges that while employed at MCBC, the Executive will have access to Confidential Information. The Executive further acknowledges that the Confidential Information is of great value to MCBC and that its improper disclosure will cause MCBC to suffer damages, including loss of profits.
        c.     Except in connection with and in furtherance of the Executive’s official duties with and on behalf of MCBC, the Executive shall not at any time or in any manner use, copy, disclose, divulge, transmit, convey, transfer or otherwise communicate any Confidential Information to any person or entity, either directly or indirectly, without the Company’s prior written consent.
        d.     The Executive agrees, upon employment with MCBC, not to disclose to MCBC any confidential information or trade secrets of former employers or other entities the Executive has been associated with.
        3.     Injunctive Relief; Damages.      The Executive acknowledges that any breach of this Agreement will cause irreparable injury to MCBC and that money damages alone would be inadequate to compensate it. Upon a breach or threatened breach by the Executive of any of this Agreement, the Company shall be entitled to a temporary restraining order, preliminary injunction, permanent injunction or other relief restraining the Executive from such breach without posting a bond. Nothing herein shall be construed as prohibiting MCBC from pursuing any other remedies for such breach or threatened breach, including recovery of damages from the Executive.
        4.     Severability.    It is the desire and intent of the Parties that the provisions of this Agreement shall be enforced to the fullest extent permissible. Accordingly, if any provision of this Agreement shall be held by any court or other authority of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement shall not be affected, and in lieu, a valid and enforceable provision as similar in terms as possible shall be added.
        5.      Governing Law.     This Agreement and all related obligations shall be governed by the laws of the State of Colorado, without reference to principles of conflict of laws.
        6.     Representation by Counsel.    The Executive acknowledges that he has had an opportunity to consult with independent counsel prior to executing this Agreement.
        7.     Survival.    The Executive’s obligations under this Agreement shall survive the termination of the Executive’s employment and shall thereafter be enforceable whether or not such termination is later claimed or found to be wrongful or to constitute or result in a breach of any contract or of any other duty owed to the Executive.
        8.     Assignment.     This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns, and the Executive consents to the Company’s assignment of this Agreement.
        9.     Amendments; Waiver.    This Agreement may not be altered or amended, and no right hereunder may be waived, except by an instrument executed by each of the Parties.

10.      Counterparts.     This Agreement may be executed in two or more counterparts, each of which will be deemed an original.
Signature page(s) follow

        IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

COMPANY:

Molson Coors Brewing Company, for itself
and its subsidiaries

By: /s/ Samuel D. Walker
Its: Chief People and Legal Officer and Secretary

EXECUTIVE:

/s/ Mark R. Hunter
Mark R. Hunter

B-4